Massey Energy Company

Office of the Corporate Secretary
September 17, 2007	Post Office Box 26765 Richmond, Virginia 23261 4 North Fourth Street Richmond, Virginia 23219 Tel (804) 788-1812 Fax (804) 788-1804

By EDGAR Transmission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention:	Mellissa Duru, Attorney Advisor
Division of Corporation Finance

Re:	Massey Energy Company
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2007
File No. 001-07775

Dear Ms. Duru:

I am Vice President and Corporate Secretary of Massey Energy Company (the “Company”). We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Don L. Blankenship, Chairman, President and Chief Executive Officer, dated August 21, 2007 (the “Commission Comment Letter”). We understand that the Staff has issued approximately 300 comment letters to companies chosen to be reviewed by the Staff primarily based on size and not due to any perceived deficiencies in disclosure. The Commission Comment Letter indicates that the purpose of the Staff’s review is to assist the Company in its compliance with the applicable disclosure requirements and enhance the overall disclosure of the Company’s filings. The Commission Comment Letter requests that the Company respond to the comments by September 21, 2007 or tell the Staff the date by when the Company will provide its response. The Company hereby respectfully requests an extension for its response until Friday, October 19, 2007 (the “Extension”).

Securities and Exchange Commission

September 17, 2007

The Company is requesting the Extension for the following reasons. The Commission Comment Letter contains 15 comments many of which require the input and analysis from a variety of sources, including the Compensation Committee, senior management, legal counsel, our independent outside compensation consultant and certain other employees of the Company. The Company needs the Extension in order to have the benefit of input and analysis from each of these different constituents. We believe the Extension will help ensure that sufficient resources are utilized to respond to the Commission Comment Letter effectively.

The Company will use its best efforts to respond to the Commission Comment Letter as soon as practicable, but believes that by obtaining the Extension, it will be have adequate time to best respond to the Commission Comment Letter.

If you have any questions or comments to this letter, please call the undersigned at (804) 788-1812.

Sincerely,

/s/ Richard R. Grinnan
Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Mr. David M. Carter
Mr. David I. Meyers